Exhibit 1

BIOLINERX LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 7, 2023

Notice is hereby given that the Annual General Meeting of the shareholders (the “Meeting”) of BioLineRx Ltd. (the “Company”) will be held at the offices of the Company at Modi’in Technology Park, 2 HaMa’ayan Street, Modi’in 7177871, Israel, on August 7, 2023, at 3:00 p.m. (Israel time), for the following purposes:

1.
To re-elect the following persons to the Board of Directors, each to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified: Aharon Schwartz, Michael Anghel, B.J. Bormann, Raphael Hofstein and Sandra Panem, or each to serve for staggered terms ending at the 2024, 2025 and 2026 annual general meetings of shareholders, if Proposal 3 is approved.

2.	To approve the grant of equity compensation to Philip Serlin, the Company’s Chief Executive Officer.

3.
To approve certain amendments to the Company’s Articles of Association relating to the appointment of directors of the Company, including to classify the Board of Directors (other than the external directors) into three classes with staggered three-year terms.

4.
To approve the reappointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2023, and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

In addition, at the Meeting, representatives of the Company’s management will be available to review and discuss the Company’s financial statements for the year ended December 31, 2022, and to transact such other business as may properly come before the Meeting.

Shareholders of record and holders of the Company’s American Depositary Shares (“ADSs”) of record at the close of business in New York on June 30, 2023 (the “Record Date”) are entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented.

A holder of ordinary shares at the close of business on the Record Date shall also be entitled to participate in the Meeting by proxy, which proxy shall be in writing and signed by the appointing party or its authorized attorney, and if the appointing party is a corporation, the appointment shall be in writing signed by authorized corporate signatories together with the company stamp or by an authorized attorney.  A proxy from the holder of ordinary shares must be received by the Company no later than 3:00 p.m., Israel time (8:00 a.m. ET), on August 5, 2023 to be validly included in the tally of ordinary shares voted at the Meeting. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction forms from the Bank of New York Mellon (which acts as the Depositary for the ADSs) in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction form in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the voting instruction form.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may (i) vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000 as proof of ownership of the shares, (ii) send such a certificate along with a duly executed proxy to the Company at 2 HaMa’ayan Street, Modi’in 7177871, Israel, Attention: Chief Financial Officer, to be received by the Company no later than 3:00 p.m., Israel time (8:00 a.m. ET), on August 5, 2023; or (iii) complete the Internet voting process via the electronic voting system of the Israel Securities Authority (the “ISA”) after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

The full version of the proposed resolutions may be viewed in the proxy statement, which together with the accompanying voting instruction form and proxy card (collectively, the “Proxy Materials”), will be available to the public on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. This Notice of Annual General Meeting of Shareholders and the Proxy Materials will also be submitted to the ISA and TASE and will be available on their respective websites for listed company reports. The Proxy Materials will also be made available on our corporate website and may also be viewed at our offices during regular business hours at 2 HaMa’ayan Street, Modi’in 7177871.  Detailed voting instructions are provided in the proxy statement, the voting instruction form and the proxy card.

By Order of the Board of Directors, Dr. Aharon Schwartz Chairman of the Board of Directors

June 23, 2023

- ii -

PROXY STATEMENT
_________

BIOLINERX LTD.
Modi’in Technology Park
2 HaMa’ayan Street
Modi’in 7177871
Israel
________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 7, 2023

This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.10 per share (the “Ordinary Shares”), and to holders of American Depositary Shares (“ADSs”), each representing 15 Ordinary Shares issued by the Bank of New York Mellon (“BNY Mellon”), in connection with the solicitation of proxies on behalf of the Board of Directors of BioLineRx Ltd. (“we,” “us,” “our,” or the “Company”) to be voted at the Annual General Meeting of Shareholders (the “Meeting”) to be held on August 7, 2023, at 3:00 p.m., Israel time, or at any adjournment thereof, at the offices of the Company at Modi’in Technology Park, 2 HaMa’ayan Street, Modi’in 7177871, Israel.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of trade on June 30, 2023 (the “Record Date”).  As of the date hereof, we have outstanding and entitled to vote 922,958,942 of our Ordinary Shares.

You are entitled to vote at the Meeting if you were a shareholder or holder of our ADSs of record at the close of business in New York on the Record Date.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the proposals on the agenda.

Quorum and Adjournment

At least two shareholders who attend the Meeting in person, by proxy, voting instruction form or by means of voting via the electronic voting system of the Israel Securities Authority (the “ISA” and the “ISA Electronic Voting System”) who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week, at the same time and place, without it being necessary to notify our shareholders. A quorum at such adjourned meeting shall be any number of participants. Abstentions and “broker non-votes”, as well as any abstentions by ADS holders with respect to our Ordinary Shares held by BNY Mellon, are counted as present and entitled to vote for purposes of determining a legal quorum.

How You Can Vote

•
Voting in person, by written ballot or proxy for holders of Ordinary Shares.  Shareholders registered in the Company’s shareholders’ register in Israel entitled to vote at the Meeting may attend the Meeting in person and vote thereat or may vote by written ballot.  In order to attend and vote in person at the Meeting, all such shareholders must have a form of government-issued photograph identification (e.g., passport or certificate of incorporation (as the case may be)). A holder of ordinary shares at the end of the trading day on the Record Date shall also be entitled to participate in the Meeting by proxy. A proxy from the holder of Ordinary Shares must be received by the Company no later than 3:00 p.m. Israel (8:00 a.m. ET), on August 5, 2023 to be validly included in the tally of Ordinary Shares voted at the Meeting.

•
Shares traded on TASE. A shareholder whose Ordinary Shares are registered with a TASE member may attend the Meeting in person and vote thereat, appoint a proxy or vote by a written ballot, by presenting at the Meeting or sending together with the proxy, as the case by may be, an ownership certificate (as of the Record Date) from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended (an “Ownership Certificate”).  Such Ownership Certificate may be obtained, upon request, at the TASE Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, on condition that the shareholder’s request be submitted with respect to a specific securities account.

Shareholders that hold Ordinary Shares through a TASE member, may also vote electronically via the ISA Electronic Voting System after receiving a personal identifying number, an access code and additional information regarding the Meeting from the relevant member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

•
Voting by voting instruction form for holders of ADSs.  Holders of ADSs (whether registered in their name or in “street name”) will receive from BNY Mellon (which acts as the Depositary for the ADSs) a voting instruction form in order to instruct their banks, brokers or other nominees on how to vote. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the Ordinary Shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. ADS holders should return their BNY Mellon voting instruction form by no later than the date and time set forth on such voting instruction form. Under the terms of the Deposit Agreement among the Company, the BNY Mellon, as Depositary, and the holders of the Company’s ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Ordinary Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Ordinary Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose (as set forth above), then the Depositary will deem the holder of the Ordinary Shares to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to the Ordinary Shares represented by such ADSs, and the Depositary will give such instruction. In such case, the restrictions of the Companies Law with respect to “Personal Interest” as described above, would apply as well.

Vote Required for Approval of the Proposals

Each outstanding Ordinary Share held by a shareholder is entitled to one vote.

Pursuant to the Israeli Companies Law, 1999-5759 (the “Companies Law”), the approval of each of Proposals 1 and 4 requires the affirmative vote of the holders of a majority of the shares (including those represented by ADSs) represented at the Meeting, in person, by proxy or voting instruction form, and voting thereon, or voting via the ISA Electronic Voting System.

Pursuant to Section 272(C1)(1) of the Companies Law, the approval of Proposal 2 requires the affirmative vote of the holders of a majority of the shares (including those represented by ADSs) represented at the Meeting, in person, by proxy or voting instruction form, and voting thereon, or voting via the ISA Electronic Voting System, as long as one of the following additional voting requirements is fulfilled (the “Disinterested Majority”):

•
the majority of shares (including those represented by ADSs) that voted for the approval of the proposal includes at least a majority of the shares held by non-controlling shareholders and non-interested shareholders voted on the proposal at the Meeting, in person, by proxy, voting instruction form and via the ISA Electronic Voting System (excluding abstaining votes); or

•
the total number of shares (including those represented by ADSs) of non-controlling shareholders and non-interested shareholders that voted against the approval of the proposal does not exceed two percent of the aggregate voting rights in the Company.

Shareholders and ADS holders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposal 2, by indicating on the proxy card or voting instruction form or via the ISA Electronic Voting System, or, if voting in person at the Meeting, by informing us prior to voting on the matter at the Meeting. In accordance with the Companies Law, if any shareholder or ADS holder casting a vote in connection with Proposal 2 does not so notify us as to whether or not he, she or it has a Personal Interest with respect to Proposal 2, the vote of that shareholder or ADS holder with respect to Proposal 2 will be disqualified and will not be counted for purposes of Proposal 2 and in determining whether the above Disinterested Majority approval requirements are satisfied.

Under the Companies Law, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of his or her relative (which includes for these purposes any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing); and (ii) a personal interest of a corporate body in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the company. Under the Companies Law, in the case of a person voting by proxy for another person, “Personal Interest” includes a personal interest of either of the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

As of the date of this proxy statement, the Company is not aware of any shareholder that would be deemed a controlling shareholder, within the meaning of the Companies Law, for purposes of Proposal 2.

The approval of Proposal 3 requires the affirmative vote of the holders of a majority of the shares represented at the Meeting, in person, by proxy or voting instruction form, and voting thereon, or voting via the ISA Electronic Voting System. In connection with Proposal 3 to approve proposed amendments to the Company’s Articles of Association in order to include the proposed Special Majority Amendment Provision (as such term is defined in Proposal 3) in the Company’s Articles of Association, such provision must be approved by at least 65% of the holders of the Ordinary Shares (including those represented by ADSs) represented at the Meeting, in person or by proxy, voting instruction form, or via the ISA Electronic Voting System, voting on the matter.  Accordingly, if Proposal 3 is approved by the shareholders at the Meeting (by a simple majority) but does not receive the affirmative vote of the holders of at least 65% of the Ordinary Shares (including those represented by ADSs) represented at the Meeting, in person or by proxy, voting instruction form, or via the ISA Electronic Voting System, voting on the matter, the amendments to the Company’s Articles of Association relating to the classification of the Board of Directors shall be approved without the Special Majority Amendment Provision.

Change or Revocation of Vote

A holder of ADSs who has executed and returned a voting instruction form or a shareholder who has executed and returned a voting ballot may revoke its voting instructions at any time before the applicable deadline by filing with BNY Mellon (in the case of holders of ADSs) or with the Company (in the case of holders of Ordinary Shares) a written notice of revocation or a duly executed voting instruction form or voting slip (as applicable) bearing a later date. If your ADSs are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a shareholder of record, you may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of proxy.

If you are a beneficial owner of shares registered in the name of a member of the TASE, you may change your vote (i) by attending the Meeting and voting in person, by presenting a valid Ownership Certificate as of the Record Date; (ii) by delivering a later-dated duly executed proxy, together with a valid Ownership Certificate as of the Record Date, to the Company’s registered office in Israel at least 48 hours prior to the designated time for the Meeting, or (iii) by following the relevant instructions for changing your vote via the ISA Electronic Voting System by no later than six hours before the time set for the Meeting.

Solicitation of Proxies

We may bear the reasonable and actual cost of solicitation of proxies, including preparation, assembly, printing, and mailing of the BNY Mellon voting instruction form and any additional information furnished to beneficial ordinary shareholders or beneficial holders of ADSs. The Notice of Annual General Meeting of the Shareholders, the Proxy Statement, and the proxy card will not be mailed to beneficial ordinary shareholders in Israel. We may reimburse brokerage firms and other persons representing beneficial owners of Ordinary Shares or ADSs only for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners and to the extent such costs were actually incurred by such holders of ADSs in street name. In addition to solicitation by mail, certain of our directors, officers and employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact.

Position Statements

Shareholders are permitted to express their position on the proposals to be voted on at the Meeting by submitting a written statement, through the Company, to the other shareholders (a “Position Statement”). Position Statements should be submitted to the Company at its registered offices at 2 HaMa’ayan Street, Modi’in 7177871, Israel, Attn: Chief Financial Officer. Any Position Statement received will be furnished to the SEC in a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements must be submitted no later than 3:00 p.m. (Israel time) on July 28, 2023.

Each member of the TASE is required to e-mail a link to the Proxy Statement and any Position Statements published on the websites of the TASE and the ISA (http://www.tase.co.il/tase/ and http://www.magna.isa.gov.il, respectively) to each shareholder who is not listed in the Company’s shareholder register and whose shares are held through the TASE member; except in cases in which a shareholder has notified the TASE member that he/she/it is not interested in receiving such links and has submitted the notice (a) with respect to a specific securities account, and (b) prior to the Record Date.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is June 30, 2023.

BENEFICIAL OWNERSHIP OF DIRECTORS AND OFFICERS

The following table sets forth information regarding the beneficial ownership of our outstanding Ordinary Shares as of June 20, 2023 of each of our directors and executive officers individually and as a group.  The percentages shown are based on 922,958,942 Ordinary Shares issued and outstanding as of June 20, 2023. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All ordinary shares subject to options currently exercisable or exercisable into ordinary shares within 60 days of June 20, 2023, and underlying performance stock units (“PSUs”) that shall vest within 60 days of June 20, 2023, are deemed to be outstanding and beneficially owned by the shareholder holding such options or PSUs for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the optionor PSU. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

	Number of
	Ordinary Shares
	Beneficially	Percent of
	Held	Class

Directors

Aharon Schwartz(1)	4,515,000	*
Michael J. Anghel(2)	810,000	*
B.J. Bormann(3)	810,000	*
Rami Dar(4)	360,000
Raphael Hofstein(5)	810,000	*
Avraham Molcho(6)	810,000	*
Sandra Panem(7)	810,000	*

Executive Officers

Philip A. Serlin(8)	8,618,215	*
Mali Zeevi(9)	2,528,415	*
Ella Sorani(10)	2,354,290	*
Tami Rachmilewitz, M.D.(11)	-	*
Holly May (12)	1,284,900	*
Adam Janoff(13)	-	*
All directors and executive officers as a group (13 persons)(14)	23,710,820	2.5%

* Less than 1%

(1)
Includes 3,705,000 Ordinary Shares and 810,000 Ordinary Shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of June 20, 2023. Does not include 720,000 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of June 20, 2023.

(2)
Includes 810,000 Ordinary Shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of June 20, 2023. Does not include 720,000 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of June 20, 2023.

(3)
Includes 810,000 Ordinary Shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of June 20, 2023. Does not include 720,000 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of June 20, 2023.

(4)
Includes 360,000 Ordinary Shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of June 20, 2023. Does not include 720,000 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of June 20, 2023.

(5)
Includes 810,000 Ordinary Shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of June 20, 2023. Does not include 720,000 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of June 20, 2023.

(6)
Includes 810,000 Ordinary Shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of June 20, 2023. Does not include 720,000 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of June 20, 2023.

(7)
Includes 810,000 Ordinary Shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of June 20, 2023. Does not include 720,000 Ordinary Shares issuable upon exercise of outstanding options that are not exercisable within 60 days of June 20, 2023.

(8)
Includes 171,918 Ordinary Shares and 8,446,297 Ordinary Shares issuable upon exercise of outstanding options and PSUs currently exercisable or exercisable within 60 days of June 20, 2023. Does not include 6,989,119 Ordinary Shares issuable upon exercise of outstanding options and PSUs that are not exercisable within 60 days of June 20, 2023.

(9)
Includes 328,684 Ordinary Shares and 2,199,731 Ordinary Shares issuable upon exercise of outstanding options and PSUs currently exercisable or exercisable within 60 days of June 20, 2023. Does not include 4,783,369 Ordinary Shares issuable upon exercise of outstanding options and PSUs that are not exercisable within 60 days of June 20, 2023.

(10)
Includes 66,150 Ordinary Shares and 2,288,140 Ordinary Shares issuable upon exercise of outstanding options and PSUs currently exercisable or exercisable within 60 days of June 20, 2023. Does not include 4,783,369 Ordinary Shares issuable upon exercise of outstanding options and PSUs that are not exercisable within 60 days of June 20, 2023.

(11)	Does not include 1,740,000 Ordinary Shares issuable upon exercise of outstanding options and PSUs that are not exercisable within 60 days of June 20, 2023.

(12)
Includes 1,284,900 Ordinary Shares issuable upon exercise of outstanding options currently exercisable or exercisable within 60 days of June 20, 2023. Does not include 9,335,610 Ordinary Shares issuable upon exercise of outstanding options and PSUs that are not exercisable within 60 days of June 20, 2023.

(13)	Does not include 1,335,000 Ordinary Shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of June 20, 2023.

(14)	See footnotes (1)-(13) for certain information regarding beneficial ownership.

DIVERSITY OF THE BOARD OF DIRECTORS

Board Diversity Matrix (As of June 20, 2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

EXECUTIVE OFFICER COMPENSATION

For information regarding the compensation incurred by the Company in relation to our five most highly compensated office holders (within the meaning of the Israeli Companies Law) for the year ended December 31, 2022, see “Item 6B. Compensation — Compensation of Directors and Senior Management” of the Company’s Annual Report on Form 20-F, which was filed on March 22, 2023.

PROPOSAL 1
RE-ELECTION OF NON-EXTERNAL DIRECTORS
(Item 1 on the Proxy Card)

Background

Our Articles of Association specify that the number of directors will be at least five but not more than ten. The current Board of Directors consists of seven members (including two external directors, within the meaning of the Companies Law.

Our Board of Directors has nominated the persons named below for re-election to the Board of Directors, to serve as non-external directors until the next Annual General Meeting of our shareholders and until their respective successors are duly elected and qualified. However, if Proposal 3 is approved at the Meeting and our shareholders approve an amendment to the Company’s Articles of Association to classify the Board of Directors, then the non-external director nominees, subject to their individual election at the Meeting, will be separated into three different classes and elections for each class will be staggered across a three-year period.  For more information, please see Proposal 3 below.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors.  If any of such directors is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election/re-election of such other nominee/director as the Board of Directors may propose. The following nominees have advised the Company that they will serve as directors upon election.

The following provides certain relevant information concerning the directors, including their principal occupations during at least the past five years.

Director	Age	Principal Occupation

Aharon Schwartz, Ph.D.	80
Dr. Schwartz has served as the Chairman of our Board of Directors since 2004. Dr. Schwartz served in a number of positions in Teva from 1975 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. Dr. Schwartz is currently a member of the board of directors of Protalix Ltd. (NYSE American:PLX), and also works as an independent consultant. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute, his M.Sc. degree in organic chemistry from the Technion – Institute of Technology and a B.Sc. degree in chemistry and physics from the Hebrew University of Jerusalem. In addition, Dr. Schwartz holds a Ph.D. from the Hebrew University of Jerusalem in the history and philosophy of science.

Michael Anghel, Ph.D.	84
Dr. Anghel has served on our Board of Directors since 2010 and on our Investment Monitoring Committee since 2010. From 1977 to 1999, Dr. Anghel led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom Israel Ltd. (NYSE:CEL), the second Israeli cellular operator. In 1999, he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as chief executive officer of Discount Capital Markets, the investment banking arm of the Israel Discount Bank (TASE:DSCT). Over the years, Dr. Anghel has been involved in founding and managing various technology enterprises and has served on the boards of directors of various major Israeli corporations and financial institutions, many of them publicly traded in the U.S. and Israel. During the past two years, Dr. Anghel completed long term tenures as director on the boards of: Partner Communications Company, Ltd. (Nasdaq:PTNR, TASE:PTNR), Strauss Group Ltd. (TASE:STRS), and Orbotech Ltd. (Nasdaq:ORBK).  Dr. Anghel currently serves as director on the board of directors of InMode Ltd. (Nasdaq:INMD) and Ellomay Capital Ltd. (NYSE American: ELLO). Prior to launching his business career, Dr. Anghel served as a full-time member of the faculty of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. Until recently, Dr. Anghel served as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. degree (Economics) from the Hebrew University of Jerusalem and an MBA degree and Ph.D. (Finance) from Columbia University, New York.

B.J. Bormann, Ph.D.	64
Dr. Bormann has served on our Board of Directors since August 2013 and on our Compensation Committee since 2022. Dr. Bormann currently serves as the Vice President of Translational Science and Network Alliances at The Jackson Laboratory, a non-profit organization focused on the genetic basis of disease. Dr. Bormann was previously the Chief Executive Officer of Supportive Therapeutics, LLC, a Boston based company that is developing two molecules for use in the supportive care of oncology patients. In the past several years Dr. Bormann has held executive positions in several biotechnology companies including NanoMedical Systems (Austin, Texas), Harbour Antibodies (Rotterdam, The Netherlands) and Pivot Pharmaceuticals (PVTF: OTC listed). Prior to these engagements, Dr. Bormann was Senior Vice President responsible for world-wide alliances, licensing and business development at Boehringer Ingelheim Pharmaceuticals, Inc. from 2007 to 2013. From 1996 to 2007, Dr. Bormann served in a number of positions at Pfizer, Inc., the last one being Vice President of Pfizer Global Research and Development and world-wide Head of Strategic Alliances. Dr. Bormann serves on the board of directors of various companies, including Xeris BioPharma, Inc (Nasdaq:XERS) and NanoMedical Systems (private). Dr. Bormann received her Ph.D. in biomedical science from the University of Connecticut Health Center and her B.Sc. degree from Fairfield University in biology. Dr. Bormann completed postdoctoral training at Yale Medical School in the department of pathology.

Raphael Hofstein, Ph.D.	73
Dr. Hofstein has served on our Board of Directors since 2003, our Audit Committee since 2007 and our Compensation Committee since 2012. Dr. Hofstein has served as the President and Chief Executive Officer of MaRS Innovation (a commercialization company for 15 of Toronto’s universities, institutions and research institutes plus the MaRS Discovery District) from June 2009 to March 2020. From 2000 through June 2009, Dr. Hofstein was the President and Chief Executive Officer of Hadasit Medical Research Services and Development Ltd., or Hadasit, the technology transfer company of Hadassah University Hospitals. Dr. Hofstein has served as chairman of the board of directors of Hadasit since 2006. Prior to joining Hadasit, Dr. Hofstein was the President of Mindsense Biosystems Ltd. and the Business Unit Director of Ecogen Inc. and has held a variety of other positions, including manager of R&D and chief of immunochemistry at the International Genetic Science Partnership. Dr. Hofstein serves on the board of directors of numerous companies. Dr. Hofstein received his Ph.D. and M.Sc. from the Weizmann Institute of Science, and his B.Sc. degree in chemistry and physics from the Hebrew University of Jerusalem. Dr. Hofstein completed postdoctoral training at Harvard Medical School in both the departments of biological chemistry and neurobiology.

Sandra Panem, Ph.D.	76
Dr. Panem has served on our Board of Directors since 2014.  Dr. Panem is currently co-founder and President of NeuroNetworksFund, a not-for-profit venture capital fund focusing on epilepsy, schizophrenia and autism. From 2000 to 2022, Dr. Panem was managing partner at Cross Atlantic Partners. From 1994 to 1999, Dr. Panem was President of Vector Fund Management, the then asset management affiliate of Vector Securities International. Prior thereto, Dr. Panem served as Vice President and Portfolio Manager for the Oppenheimer Global BioTech Fund, a mutual fund that invested in public and private biotechnology companies. Previously, Dr. Panem was Vice President at Salomon Brothers Venture Capital, a fund focused on early and later-stage life sciences and technology investments. Dr. Panem was also a Science and Public Policy Fellow in economic studies at the Brookings Institution, and an Assistant Professor of Pathology at the University of Chicago. Dr. Panem currently serves on the board of directors of Acorda Therapeutics, Inc. (Nasdaq:ACOR). Previously, Dr. Panem served on numerous boards of public and private companies, including Martek Biosciences (Nasdaq:MATK), IBAH Pharmaceuticals (Nasdaq:IBAH), Confluent Surgical, Molecular Informatics and Labcyte, Inc. She received a B.S. degree in biochemistry and a Ph.D. in microbiology from the University of Chicago.

Each director has attested to the Board of Directors and the Company that he or she meets all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and that he/she possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his/her duties as a director of our Company, taking into consideration our Company’s size and special needs.

If re-elected at the Meeting, each of the non-external director nominees shall continue to be entitled to the same cash compensation approved by the shareholders at our annual general meeting held in 2022, of $30,000 per annum, $1,200 for each board or committee meeting attended in person, $720 for each board or committee meeting attended via telephone or videoconference, $600 for participation by written consent and $3,000 for membership of each committee of the Board of Directors, and in the case of the Chairman of the Board of Directors, such fees in amounts that are 50% higher than the foregoing fees, in each case provided that such fees do not exceed the maximum amounts payable to external directors from time to time by us under the Israeli Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000 and the Israeli Companies Regulations (Relief for Companies who Securities are Listed for Trading Outside of Israel), 2000.  If re-elected as non-external directors at the Meeting, the approval of the re-election of the non-external director nominees will be deemed to be an approval of the foregoing cash compensation.  In addition, if re-elected at this Meeting, each director will continue to be party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on November 17, 2011 to be entered into by the Company with directors serving from time to time in such capacity and shall continue to be insured under the Company’s directors’ and officers’ liability insurance coverage policy, as in effect from time to time, which provides coverage for all directors of the Company.

Proposal

The shareholders are being asked to re-elect the non-external director nominees named above, each to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their respective successors are duly elected and qualified, or each to serve for staggered terms ending at the 2024, 2025 and 2026 annual general meetings of shareholders, if Proposal 3 is approved at the Meeting.  Each director nominee shall be voted on separately.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the re-election of each of the non-external director nominees named above.

PROPOSAL 2
APPROVAL OF EQITY COMPENSATION OF PHILIP SERLIN, CHIEF EXECUTIVE OFFICER
(Item 2 on the Proxy Card)

Background

Philip Serlin has served as the Company’s Chief Executive Officer since October 2016. Prior to becoming our Chief Executive Officer, Mr. Serlin served as our Chief Financial and Operating Officer beginning in 2009. Pursuant to the Companies Law, arrangements regarding the compensation of the Company’s Chief Executive Officer require the approval of the Compensation Committee, the Board of Directors, and the shareholders by the Disinterested Majority, in that order.

Grant of Options and Performance Stock Units

Our 2003 Share Incentive Plan provides for the grant of equity compensation to our officers in the form of options to purchase Ordinary Shares and PSUs, among other instruments. Equity-based compensation is intended to reward for future performance and is used to foster a long-term link between our officers’ interests and the interests of the Company and its shareholders as well as to attract, motivate and retain officers for the long term. Options create a direct link to share performance, compensating officers if the price of our Ordinary Shares rises in relation to the exercise price of the options. PSUs, the vesting of which is based on pre-determined, significant Company business milestones, are intended to attract, motivate and retain officers by linking compensation closely to Company performance.

Following approval by our Compensation Committee, our Board of Directors approved, subject to shareholder approval, the grant to Mr. Serlin of options to purchase 4,495,300 of our Ordinary Shares (equivalent to 299,687 of our ADSs). The exercise price of the options is NIS 0.163 per share (equivalent to $0.68 per ADS), which is equal to the closing price of the Ordinary Shares on the TASE on the date the option grant was approved by the Board. The options will vest over a period of four years (25% after one year, 6.25% each quarter thereafter) from the date the grant was approved by the Board, for so long as Mr. Serlin continues to serve as an employee of the Company at the time of vesting. The options shall expire 10 years after the date of grant.  The grant to Mr. Serlin contains provisions for the acceleration of the vesting of the options on the occurrence of both (i) a change of control of the Company (as will be defined in Mr. Serlin’s option agreement) and (ii) following such change of control, either the termination of Mr. Serlin’s employment by the Company or a significant demotion in his new job or position.

In addition, following approval by our Compensation Committee, our Board of Directors approved, subject to shareholder approval, the grant to Mr. Serlin of 4,064,800 PSUs (equivalent of 270,987 ADSs). It is the view of our Board of Directors that a significant portion of the equity compensation of our officers should be aligned with performance, and therefore the proposed grant of PSUs to Mr. Serlin constitutes 47% of the total proposed equity compensation. The vesting of such PSUs will occur if the Company achieves certain strategic milestones over the next several years that have been determined by the Compensation Committee and Board of Directors.  The PSUs shall expire 10 years after the date of grant.  The grant to Mr. Serlin contains provisions for the acceleration of the vesting of the PSUs that are identical to those included in his option grant, as described above.

The Compensation Committee and the Board of Directors have determined that the equity compensation described above is (i) in the best interest of the Company, (ii) in accordance with our Compensation Policy and (iii) reasonable and appropriate in light of Mr. Serlin’s role as chief Executive Officer, his qualifications and experience and his past and anticipated contributions to the advancement of the Company’s activities. As of the date of this proxy statement, Mr. Serlin is the beneficial owner (as defined in SEC rules) of 8,618,215 Ordinary Shares (equivalent of 574,548 ADSs) (approximately 0.91% of the Company’s outstanding shares), all of which are subject to options and PSUs, currently exercisable or exercisable within 60 days. For additional information regarding Mr. Serlin’s beneficial ownership of our Ordinary Shares, see above “Beneficial Ownership of Directors and Officers.” The total fair value of Mr. Serlin’s proposed equity compensation does not exceed the limits provided for in our Compensation Policy and the proposed options and PSUs and their terms are consistent with our Compensation Policy.

Proposal

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant to Mr. Philip Serlin, the Chief Executive Officer of the Company, of (i) options to purchase 4,495,300 Ordinary Shares (equivalent to 299,687 ADSs) and (ii) 4,064,800 performance stock units (equivalent to 270,987 ADSs), on such terms and conditions as described in Proposal 2 of the Proxy Statement.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” approval of the proposed equity grants to Mr. Serlin.

PROPOSAL 3
APPROVAL OF AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION
(Item 3 on the Proxy Card)

Background

Our Board of Directors has approved, and recommended that the shareholders approve, an amendment to the provisions in the Company’s Articles of Association relating to the appointment of directors, including to establish a classified Board of Directors consisting of three classes of directors (other than the external directors) with staggered three-year terms of office (the “Classified Board”).  The description of the proposed amendments to the Company’s Articles of Association, including the proposed Classified Board, set forth below is qualified in its entirety by reference to the text of the amendment to Article 16 of the Company’s Articles of Association as set forth on Appendix A attached hereto (the “Articles Amendment”).

Our Articles of Association currently provide that all of the Company’s directors (other than external directors) are to be elected annually to serve until their successors have been elected and qualified.  However, if the Articles Amendment is approved and the Classified Board structure becomes effective, our Board of Directors (other than external directors) would be classified into three classes, as nearly equal in number as possible, with each class having a three-year term expiring in a different year. However, for the initial terms immediately following the division of the Board of Directors into three classes, directors would be assigned terms of one, two or three years, as described below.

If this Proposal 3 is approved, our Board of Directors has initially designated the three classes to initially contain the following directors, if elected at the Meeting:

Class I Directors (Term to Expire at the 2024 Annual General Meeting)

Dr. Michael Anghel

Class II Directors (Term to Expire at the 2025 Annual General Meeting)

Dr. B.J. Bormann

Dr. Raphael Hofstein

Class III Directors (Term to Expire at the 2026 Annual General Meeting)

Dr. Sandra Panem

Dr. Aharon Schwartz

If this Proposal 3 is approved at the Meeting and the Classified Board structure becomes effective, at each successive annual general meeting of shareholders following the Meeting, the class of directors to be elected in such year would be elected for a three-year term so that the term of office of one class of directors expires in each year.  If this Proposal 3 is not approved at the Meeting, then each director (other than external directors) will continue to be elected annually, at our annual general meeting of shareholders.

The Classified Board structure also provides that a director (other than an external director) elected by the Board of Directors to fill a vacancy holds office until the next election of the class for which such director has been chosen, and until that director’s successor has been elected and qualified or until his or her earlier death, resignation, retirement or removal. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

To preserve the Classified Board structure and other provisions in Article 16 of our Articles of Association relating the appointment of directors, if approved at the Meeting, the proposed Articles Amendment provides that any amendment to the provisions of Article 16 of our Articles of Association relating to the Classified Board and certain other provisions of Article 16 relating to the appointment of directors, as set forth in the Articles Amendment, shall require the approval of at least 65% of the Ordinary Shares represented at a shareholder meeting, in person, by proxy, voting instruction form or via the ISA Electronic Voting system, voting on the matter, which we refer to as the “Special Majority Amendment Provision.” Under the Companies Law, in order to include the Special Majority Amendment Provision in our Articles of Association, such provision must be approved by the shareholders by the same special majority.  Accordingly, if Proposal 3 is approved by our shareholders at the Meeting (by an ordinary majority) but does not receive the affirmative vote of the holders of at least 65% of the Ordinary Shares represented at the Meeting, in person, by proxy, voting instruction form or via the ISA Electronic Voting System, voting on the proposal, the Articles Amendment shall be approved without the Special Majority Amendment Provision.

Further, our Articles of Association currently provide that directors shall be elected at an annual meeting and/or an extraordinary meeting and we are proposing to amend Article 16 of our Articles of Association to provide that directors shall be elected only at an annual meeting, as set forth on Appendix A attached hereto.

Advantages of Proposed Amendments to Articles of Association

Our Board of Directors believes that the proposed amendments to the Articles of Association will help to assure the continuity and stability of our long-term policies in the future and to reduce our vulnerability to hostile and potentially abusive takeover tactics that could be adverse to the best interests of the Company’s shareholders.  A longer term in office would allow our directors to stay focused on long-term value creation, without undue pressure that may come from special interest groups intent on pursuing their own agenda at the expense of the interests of the Company and its other shareholders.  Further, it would enable us to benefit more effectively from directors’ experience, knowledge of the Company and wisdom, while helping us attract and retain highly qualified individuals willing to commit the time and dedication necessary to understand the Company and its operations. The Classified Board would not preclude unsolicited acquisition proposals but, by eliminating the threat of imminent removal, would put our Board of Directors in a position to act to maximize value for all shareholders. Unless a director is removed or resigns, three annual elections are needed to replace all the directors on the classified Board of Directors. The proposed amendments to the Articles of Association may, therefore, discourage an individual or entity from acquiring a significant position in the Company’s shares with the intention of obtaining immediate control of the Board of Directors, without the cooperation of our Board of Directors.  If this Proposal 3 is approved at the Meeting, these provisions will be applicable to each annual election of directors (other than external directors), including the elections following any change of control of the Company.

Disadvantages of Proposed Amendments to Articles of Association

While the proposed amendments to the Articles of Association may have the beneficial effects discussed immediately above, it may also discourage some takeover bids, including some that would otherwise allow shareholders the opportunity to realize a premium over the market price of their shares or that a majority of our shareholders otherwise believes may be in their best interests to accept or where the reason for the desired change is inadequate performance of our directors or management.  Because of the additional time required to change control of our Board of Directors, the proposed amendments to the Articles of Association may make it more difficult and more expensive for a potential acquirer to gain control of our Board of Directors and the Company, even if the takeover bidder were to acquire a majority of our outstanding shares.  Currently, a change in control of our Board of Directors can be made by shareholders holding a majority of the votes cast at a single annual or extraordinary meeting of shareholders where there is a contested director election.  If the proposed amendments to the Articles of Association are amended, it will take at least two annual general meetings of shareholders following the annual meeting at which the Classified Board structure becomes effective for a potential acquirer to effect a change in control of our Board of Directors or to take action to remove other impediments to its acquisition of our Company, even if the potential acquirer were to acquire a majority of our outstanding Ordinary Shares.

Further, the proposed Articles Amendments will make it more difficult for shareholders to change the majority composition of the Board of Directors, even if the shareholders believe such a change would be beneficial. Because the proposed amendments to the Articles of Association will make the removal or replacement of directors more difficult, it would increase the directors’ security in their positions, and could be viewed as tending to perpetuate incumbent management.

However, our Board of Directors believes that forcing potential bidders to negotiate with our Board of Directors for a change of control transaction will allow our Board of Directors to better maximize shareholders value in any change of control transaction. The Board of Directors is not presently aware of any attempt, or contemplated attempt, to acquire control of the Company.

Proposal

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, to approve certain amendments to the Company’s Articles of Association relating to the appointment of directors of the Company, including to classify the Board of Directors into three classes with staggered three-year terms, as set forth on Appendix A.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” approval of the proposed amendments to the Articles of Association.

PROPOSAL 4
RE-APPOINTMENT OF INDEPENDENT PUBLIC AUDITOR
AND AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THEIR REMUNERATION
(Item 4 on the Proxy Card)

Background

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2023. Except as the Company’s auditors, and, from time to time and to a limited extent, as tax consultants and providers of some audit-related and other services, there is no other affiliation between such firm and the Company.

The Companies Law requires shareholder approval of the appointment of the Company’s independent public accountants for the fiscal year ending December 31, 2023. Our Board of Directors recommended, pursuant to the recommendation of our Audit Committee, the re-appointment of the accounting firm of Kesselman & Kesselman as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2023 and for such additional period until the next annual general meeting. The Board of Directors believes that the appointment of Kesselman & Kesselman as the Company’s independent registered public accounting firm to perform the audit of the Company’s consolidated financial statements for the fiscal year ending December 31, 2023, is appropriate and in the interests of the Company and its shareholders. Subject to the approval of this proposal, the Audit Committee of the Board of Directors will fix the compensation of Kesselman & Kesselman in accordance with the scope and nature of its services to the Company.

The following table sets forth, for each of the years indicated, the fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., our independent registered public accounting firm.

	Year Ended December 31,
	2021	2022
Services Rendered	(in thousands of U.S. dollars)

Audit Fees(1)	130	130
Audit-Related Fees(2)	25	4
Tax Fees(3)	20	18
All Other Fees	-	-
Total	175	152

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related services relate to reports to the Israel Innovation Authority and work regarding a public listing or offering.

(3)	Tax fees relate to tax compliance, planning and advice.

Proposal

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to reappoint Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the independent registered public accounting firm of the Company for the year ending December 31, 2023 and for such additional period until the next annual general meeting, and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” approval of the re-appointment of Kesselman & Kesselman as the independent public auditors of the Company for the year ending December 31, 2023 and for such additional period until the next annual general meeting, and the authorization of the Audit Committee of the Board of Directors to fix their compensation.

REVIEW OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2022

The audited financial statements of the Company for the fiscal year ended December 31, 2022 were filed together with the Company’s Annual Report on Form 20-F, which was filed on March 22, 2023 with the SEC and is available at the SEC’s website, www.sec.gov, and at the Magna website of the ISA at www.magna.isa.gov.il. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote by the shareholders. None of the audited financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER BUSINESS

The Company’s management is not aware of any other business to be transacted at the Meeting.  However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers, and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il and the Company’s website at www.biolinerx.com. Shareholders may obtain information directly from the Company, whose registered office is at 2 HaMa’ayan Street, Modi’in 7177871, Israel and whose telephone number is +972-8-642-9100.  The contents of our website do not form part of the proxy solicitation material.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities.  Lastly, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 23, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 23, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors Dr. Aharon Schwartz Chairman of the Board of Directors

June 23, 2023

Appendix A

AOA Amendment

Appointment of the Board of Directors and Cessation of Office Thereof

16.1
The number of directors in the Company shall be determined from time to time by the annual general meeting, provided that this shall not be fewer than 5 and not more than 10 directors, including external directors (if any were elected). The number of external directors in the Company shall not be less than the number determined in the Companies Law.

16.2	(a)
Directors shall be elected at the annual general meeting by vote of a shareholders’ resolution. The directors, excluding the external directors (if any were elected), shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III.

(i)          The term of office of the initial Class I directors shall expire when their successors are elected and qualified at the first annual general meeting to be held following the approval of this provision;

(ii)         The term of office of the initial Class II directors shall expire when their successors are elected and qualified at the first annual general meeting following the annual general meeting referred to in clause (i) above; and

(iii)        The term of office of the initial Class III directors shall expire when their successors are elected and qualified at the first annual general meeting following the annual general meeting referred to in clause (ii) above.

(b)
At each annual general meeting, commencing with the annual general meeting to be held following the approval of this provision (anticipated to be in 2024), each of the successors elected to replace the directors of a Class whose term shall have expired at such annual general meeting shall be elected to hold office until the third annual general meeting next succeeding his or her election (or re-election) and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve subject to section 16 hereof until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated, or his earlier removal pursuant to this section 16.

(c)
If the number of directors (excluding external directors, if any were elected) that comprise the Board of Directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned by the Board of Directors among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

16.3
In addition to the content of section 16.2 above, the Board of Directors is entitled to appoint a director in place of a director whose position has become vacant and/or by way of an addition to the Board of Directors, subject to the maximum number of directors on the Board of Directors as stated in section 16.1 above. The appointment of a director by the Board of Directors to fill any vacancy shall only be for the remaining period of time during which the director whose service has ended would have held office, or in case of a vacancy due to the number of directors serving being less than the maximum number stated in section 16.1 above, the Board of Directors shall determine at the time of appointment the class, pursuant to section 16.2, to which the additional director is assigned.

16.4
A director whose period of office has expired may be reelected, with the exception of an external director, who may be reelected for an additional period of office subject to the provisions of the law.

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16.5
The office of a director shall commence on the date of his/her appointment by the annual meeting and/or  the Board of Directors, or on a later date if this date is determined in the decision of appointment at the annual meeting and/or by the Board of Directors.

16.6
The Board of Directors shall elect one of its members as the chairperson of the Board of Directors. The elected chairperson shall run the meetings of the Board of Directors and shall sign the minutes of the discussion. If no chairperson is elected, or if the chairperson of the Board of Directors is not present after 15 minutes from the time set for the meeting, the directors present shall choose one of their number to serve as the chairperson at that meeting, and the chosen member shall run the meeting and sign the minutes of the discussion.

The chairperson of the Board of Directors shall not be the general director of the Company unless the conditions stipulated in Article 121(C) of the Companies Law apply.

16.7
The general meeting is entitled to remove any director from their office prior to the end of the period of their office, inter alia whether the director was appointed thereby in accordance with section 16.2 above or was appointed by the Board of Directors in accordance with section 16.3 above, provided that the director shall be given a reasonable opportunity to state their case before the general meeting.

16.8
Any director is entitled, with the agreement of the Board of Directors, to appoint a substitute for themselves (hereinafter –a “Substitute Director”), provided that a person who is not competent shall not be appointed to serve as a Substitute Director, nor a person who has been appointed as a Substitute Director for another director and/or a person who is already serving as a director in the Company.

The appointment or cessation of office of a Substitute Director shall be made in a written document signed by the director who appointed him; in any case, however, the office of a Substitute Director shall be terminated if one of the cases stipulated in the paragraphs in section 16.9 below shall apply, or if the office of the member of the Board of Directors for whom he serves as a substitute shall become vacant for any reason.

A Substitute Director is considered tantamount to a director and all the legal provisions and the provisions of these Articles shall apply, with the exception of the provisions regarding the appointment and/or dismissal of a director as established in these Articles.

16.9	The office of a director shall become vacant in any of the following cases:

16.9.1	The director resigns from office by means of a letter signed, submitted to the Company and detailing the reasons for the resignation;

16.9.2	The director is removed from office by the general meeting;

16.9.3	The director is convicted of an offense as stated in Article 232 of the Companies Law;

16.9.4	In accordance with a court decision as stated in Article 233 of the Companies Law;

16.9.5	The director is declared legally incompetent; or died

16.9.6	The director is declared bankrupt and, if the director is a corporation – it opted for voluntary liquidation or a liquidation order was issued against it.

16.10
In the event that the position of a director becomes vacant, the remaining directors shall be entitled to continue to act, provided the number of directors remaining shall not be less than the minimum number of directors as stated above in section 16.1 above. If the number of directors falls below the above-mentioned minimum number, the remaining directors shall be entitled to act solely in order to fill the place of the director that has become vacant as stated in section 16.3 above, or in order to convene a general meeting of the Company, and pending the convening of the general meeting of the Company as stated they may act to manage the Company’s affairs solely in matters that cannot be delayed.

16.11	The terms and conditions of the office of the members of the Board of Directors shall be authorized in accordance with the provisions of the Companies Law.

16. 12
Notwithstanding anything to the contrary herein, clauses 16.1, 16.2 and 16.3 above may only be amended, replaced or suspended by a resolution adopted at an annual general meeting by a majority of at least 65% of the ordinary shares represented at such meeting (in person, by proxy, by voting instruction form or via the electronic voting system of the Israel Securities Authority) voting on the proposal.

16. 13
Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of external directors, if so elected, shall be only in accordance with the applicable provisions set forth in the Companies Law.

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